Filed by First Trust Value Line(R) Dividend Fund
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                        Subject Company: First Trust Value Line(R) Dividend Fund
                                                        (File  Number 811-21381)



PRESS RELEASE

SOURCE:  First Trust Value Line(R) Dividend Fund

FIRST TRUST VALUE LINE(R) DIVIDEND FUND BOARD APPROVES REORGANIZATION INTO EXCHANGE-TRADED FUND

LISLE, IL - (BUSINESS WIRE) - July 28, 2006 - First Trust Advisors L.P. (FTA) announced today that the Board of Trustees of First Trust Value Line(R) Dividend Fund (AMEX:FVD) and of First Trust Exchange-Traded Fund (FTETF) have voted to approve the reorganization of FVD into First Trust Value Line(R) Dividend Index Fund (FVDIF), an exchange-traded fund and newly created series of FTETF. Under the terms of the proposed reorganization, which is expected to be tax-free, the assets of FVD would be transferred to, and the liabilities of FVD would be assumed by, FVDIF in exchange for shares of FVDIF. The FVDIF shares would then be distributed to FVD shareholders and FVD would be terminated. The reorganization is subject to certain conditions, including that the reorganization be approved by the shareholders of FVD. A meeting of FVD shareholders is expected to be scheduled for a date on or before December 15, 2006. Any solicitation of proxies by FVD in connection with this shareholder meeting will only be made pursuant to separate proxy materials filed with the U.S. Securities and Exchange Commission (SEC) under applicable federal securities laws. There can be no assurance that the necessary percentage of shareholders of FVD will vote in favor of the proposed reorganization. Assuming the reorganization is approved by FVD shareholders, the reorganization is anticipated to take place no later than January 31, 2007 and would be effected based upon the respective net asset values of FVD and FVDIF on the immediately preceding business day.

FVD is a diversified closed-end management investment company. FVD's investment objective is to provide total return through a combination of current income and capital appreciation. It seeks to accomplish its investment objective by investing in common stocks that pay above-average dividends and have potential for capital appreciation. Such common stocks are selected through the application of a disciplined investment strategy implemented by its investment adviser, FTA.

FVDIF is a diversified series of FTETF, an exchange-traded fund. The investment objective of FVDIF is to seek investment results that correspond generally to the price and yield (before the fund's fees and expenses) of an equity index called Value Line(R) Dividend Index. The stock selection methodology for the Index is substantially similar to the investment strategy utilized for FVD. The investment adviser for FVDIF will be FTA.

In connection with the proposed reorganization, FVD and FTETF, on behalf of FVDIF, intend to file relevant materials with the SEC, including a Form N-14 combined proxy statement for FVD and prospectus for FVDIF. Because the proxy statement/prospectus will contain important information, FVD's shareholders are urged to read it carefully when it becomes available. When filed with the SEC, the proxy statement/prospectus will be available free of charge at the SEC's website, www.sec.gov. FVD's shareholders will also be able to obtain copies of these documents and other transaction-related documents, when available, by calling FTA toll-free at 800-621-1675. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.



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CONTACT: Jim Dykas - 630-322-7665

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SOURCE: First Trust Value Line(R) Dividend Fund